EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA Limited (TKG) Appointment of Director

In compliance with paragraph 3.59(a) of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Reuben September has been appointed to the Board of Telkom with immediate effect, following his recent appointment as Acting Chief Executive Officer of the company.

Pretoria

8 May 2007

Sponsor

UBS Securities South Africa (Pty) Limited